Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, August 19, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 12 to August 16, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/08/2024	273,208	61.737338	16,867,134.64	XPAR
12/08/2024	190,000	61.778421	11,737,899.99	CEUX
12/08/2024	35,000	61.734882	2,160,720.87	TQEX
12/08/2024	20,000	61.711547	1,234,230.94	AQEU
13/08/2024	330,633	61.427575	20,309,983.40	XPAR
13/08/2024	145,000	61.473179	8,913,610.96	CEUX
13/08/2024	26,000	61.435505	1,597,323.13	TQEX
13/08/2024	19,200	61.409665	1,179,065.57	AQEU
14/08/2024	290,072	61.419183	17,815,985.25	XPAR
14/08/2024	153,250	61.433740	9,414,720.66	CEUX
14/08/2024	34,000	61.462594	2,089,728.20	TQEX
14/08/2024	23,575	61.460279	1,448,926.08	AQEU
15/08/2024	316,556	62.204495	19,691,206.12	XPAR
15/08/2024	140,000	62.171836	8,704,057.04	CEUX
15/08/2024	38,000	62.134148	2,361,097.62	TQEX
15/08/2024	20,000	62.181633	1,243,632.66	AQEU
16/08/2024	339,995	62.252192	21,165,434.02	XPAR
16/08/2024	129,041	62.260499	8,034,157.05	CEUX
16/08/2024	27,999	62.216741	1,742,006.53	TQEX
16/08/2024	17,000	62.257018	1,058,369.31	AQEU
Total	2,568,529	61.813314	158,769,290.03

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).